Ronin Harrisburg - Campaign Video Transcript

Nebyou Bedru:

Ronin Art House is a Japanese inspired brand. The word ronin means a samurai without a master. We've used that mantra to provide a space where people can create without limit.

Keagan Harley:

We host a wide variety of events from birthday parties, weddings, baby showers, and corporate events.

Logan Beck:

About three years ago, Neb brought us in to work on the first Ronin space. The best thing about working with the Ronin team is they're open to our crazy ideas, they have a lot of their own crazy ideas, and what comes out in the end is this awesome product that's the intersection of all of it.

Keagan Harley:

One of the most important puzzle pieces of Ronin Harrisburg is the aesthetic.

Logan Beck:

It's a much larger space, really cool building over in the East End. We're designing it with much larger events in mind.

Nebyou Bedru:

Generally, our competitors are just white box spaces, concrete floors. There's really not a whole lot to the space. With Ronin, we go above and beyond to provide people with way more than that.

Keagan Harley:

I believe we've been successful to date because of how meticulous we are in designing our spaces and making sure that they're versatile, functional, and practical.

Logan Beck:

We're doing a really sweet inboard patio. We're adding three beautiful skylights to bring in a lot of natural light and we've been prototyping some unique concrete wall panels that we're going to use in there to give the space another layer of texture and refinement.

Keagan Harley:

We don't have to oversell with our venues. Literally when people are walking in, they fall in love automatically. I think we're going with that same wow factor for Ronin Harrisburg.

Patrick Abalos:

My name's Patrick Abalos. I'm one of the managing partners of Night Shift Bar. Night Shift will have a exclusive partnership with the Ronin Harrisburg.

Justin Ware:

What this is going to create is a full bar experience while also having a private, intimate setting on the opposite side.

Patrick Abalos:

We're going to be kind of a community-based bar that's going to be focusing on the East End of Houston.

Nebyou Bedru:

Right outside of downtown. We'll be located really close to the new East River project that's coming to the area. There's a lot of residential and commercial development that's happening. We'll be centrally located and we're just really happy to be at the forefront of what's going on in the area.

Keagan Harley:

We're definitely open to all different types of events, but with Ronin Harrisburg being a larger venue, we'll be able to better cater to weddings and corporate events.

Patrick Abalos:

We will have a in-house chef that we will be bringing in that will actually design all the menus for the events we have hosting in the site.

Justin Ware:

Houston's a very multicultural city, so the idea is that we'll have the breadth and the ability to be able to do any type of food.

Keagan Harley:

I love the fact that people are hosting some of the most important days of their lives in spaces that we've curated and puts so much of ourselves into.

Logan Beck:

Ronin 2 is bigger and better than Ronin 1, and Ronin Harrisburg is going to be even crazier.

Nebyou Bedru:

From our first year to our second year, we grew about 250%. From our second year to our third year, we grew another 50%. We're expecting that with the addition of Harrisburg, that we'll be able to take that number to a whole new level.

Keagan Harley:

Ronin Harrisburg is happening and we hope everyone watching this video will help us make it a reality.

[Ronin Art House logo]

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